Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Executes Definitive Agreement for the Neavesville Gold-Silver Project, New Zealand

Vancouver, British Columbia, November 13, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the execution of a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire Hauraki Gold Ltd. (“Hauraki”), the wholly-owned EMX subsidiary that controls the Neavesville gold-silver property (the “Property”) located in the Hauraki goldfield of New Zealand’s North Island. Hauraki has also entered into a Joint Venture Agreement and Access Agreement with the Pakirarahi 1B Trust, who control surface rights across a majority of the project area.

Commercial Terms Overview. The agreement with L&M provides for staged payments and work obligations as summarized below:

1)	Reimbursement of C$100,000 of EMX’s exploration costs (required);

2)	Payment of 75 troy ounces of gold[1] by the second anniversary of the agreement date;

3)	Payment of 600 troy ounces of gold[1] within 30 days of the third anniversary of the agreement date;

4)	A total of 3,000 meters of drilling during the first three years after the agreement date;

5)

Further payments (“Further Payments”) at the rate of 100 troy ounces of gold[1] per annum beginning with the third anniversary of the agreement until commencement of commercial production, which payments may be credited against the Deferred Consideration as set forth below;

6)

Agreement to pay amounts (“Deferred Consideration”) equivalent to 3% of net smelter returns from production from the exploration licenses; in any given year, Further Payments made prior to production may be credited against up to 80% of the Deferred Consideration payable in that year;

7)

Beginning with a decision to construct a mine based on a JORC (2012) feasibility level Technical Report that supports a positive production decision, payment of 0.01 troy ounce of gold for each of the first 500,000 ounces of contained gold in proven and probable (P&P) reserves[1]. For any contained ounces of gold in P&P reserves that exceed 500,000 ounces over the life of the project, the gold payment to EMX will be reduced to 0.005 troy ounces of gold per contained ounce.

[1]	Gold payments may also be made in equivalent US dollars at the then spot price of gold – the mode of payment to be at L&M’s election.

Failure to make the gold payments described in 2) and 3) above or to perform the drilling described in 3) above will entitle EMX to retake possession of Hauraki or the permit covering the Property, at EMX’s option.

The Joint Venture Agreement with the Pakirarahi 1B Trust provides a mechanism for equity participation in the project by a local indigenous community. The Deferred Consideration payable to EMX is not reduced by the interest of the Trust under the Joint Venture Agreement.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Neavesville Property Overview. The Neavesville Property consists of a single exploration permit totaling over 30 square kilometers that covers multiple centers of epithermal gold-silver mineralization. One of the mineralized centers, named Trig Bluffs, has a historic near-surface inferred resource reported as 3.2 million tonnes averaging 2.7 g/t gold and 8.9 g/t silver, and containing 289,000 ounces of gold and 944,000 ounces of silver (R. Brathwaite, IGNS report, 1999; 2001). In addition, a separate higher-grade historic inferred mineral resource of approximately 0.47 million tonnes at 7.1 g/t gold and 20.7 g/t silver, and containing 107,000 ounces of gold and 312,000 ounces of silver, was reported for mineralization at depth beneath Trig Bluffs. A Qualified Person has not performed sufficient work to classify the historic estimates as current mineral resources, and EMX is not treating the estimates as current mineral resources. The historic estimates should not be relied upon until they can be confirmed. However, the drill-delineated Trig Bluffs gold-silver mineralization described by the IGNS report is considered relevant (see EMX news release dated November 19, 2012 for more information).

The district also saw historic commercial production from the high-grade Ajax Vein system, the single largest producing historic mine in the Neavesville camp, which lies within the Pakirarahi 1B Trust land and will be the initial target of an upcoming exploration program. The vein has not been explored in recent decades, and only two modern holes have been drilled in the vicinity of the mine workings, both of which intersected mineralization, with one drilled through a stoped cavity.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

EMX acquired the Neavesville exploration permit by direct acquisition from the government, and with minimal cost. The sale of a property covering a historic gold-silver resource reported under JORC standards in a key mining district serves as another example of the Company’s execution of the royalty and prospect generation business model.

Please see www.EurasianMinerals.com for more information.

Mr. Chris Spurway, MAIG, MAusIMM, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the six-month period ended June 30, 2014 (the "MD&A") and most recently filed Annual Information Form for the year ended period ended December 31, 2013 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com